Dreyfus
Insured Municipal
Bond Fund, Inc.

ANNUAL REPORT April 30, 2005



YOU, YOUR ADVISOR AND

Dreyfus
A MELLON FINANCIAL COMPANY℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

The Fund



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Insured Municipal Bond Fund, Inc., covering the 12-month period from May 1, 2004, through April 30, 2005. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, Scott Sprauer.

The reporting period produced mixed results for most fixed-income securities. Although the Federal Reserve Board began to raise short-term interest rates in June 2004, longer-term bonds have remained remarkably resilient through 2004. Nonetheless, the first four months of 2005 saw heightened market volatility as higher interest rates and renewed inflationary pressures took their toll. These factors led to price erosion later in the reporting period among most municipal bonds, especially those with intermediate-term maturities.

Nonetheless, municipal bonds generally have held up well compared to previous periods of rising short-term interest rates, due in part to continued strong investor demand and a more moderate supply of newly issued securities. In our view, the tax-exempt bond market's relative strength represents yet another example of how a long-term investment perspective and a steady asset allocation strategy can benefit investors. As always, we encourage you to talk regularly with your financial advisor about the investment strategies that may be appropriate for you.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
May 16, 2005



DISCUSSION OF FUND PERFORMANCE

Scott Sprauer, Portfolio Manager

How did Dreyfus Insured Municipal Bond Fund, Inc. perform relative to its benchmark?

For the 12-month period ended April 30, 2005, the fund achieved a total return of 6.81%.[1] The Lehman Brothers Municipal Bond Index, the fund's benchmark, achieved a total return of 6.81% for the same period.[2] In addition, the fund is reported in the Lipper Insured Municipal Debt Funds category. Over the reporting period, the average total return for all funds reported in the category was 5.89%.[3]

Long-term municipal bond prices remained surprisingly stable while short- and intermediate-term bond prices fell in a market environment characterized by stronger economic growth, rising interest rates and intensifying inflation concerns. The fund's return was in line with its benchmark and higher than its Lipper category average, primarily due to its emphasis on longer-term securities.

What is the fund's investment approach?

The fund seeks as high a level of current income exempt from federal income tax as is consistent with the preservation of capital. To pursue this goal, the fund normally invests substantially all of its assets in investment-grade municipal bonds that provide income exempt from federal personal income tax. These bonds will be insured as to the timely payment of principal and interest by recognized insurers of municipal bonds, such as American Municipal Bond Assurance Corporation, Financial Guaranty Insurance Company, Financial Security Assurance, Inc. and MBIA Insurance Corporation.[4] The dollar-weighted average maturity of the fund's portfolio normally exceeds 10 years, but the fund is not subject to any maturity restrictions.

We may buy and sell bonds based on credit quality, market outlook and yield potential. In selecting municipal bonds for investment, we may assess the current interest-rate environment and a municipal bond's potential volatility in different rate environments. We focus on bonds with the potential to offer attractive current income, typically looking for bonds that can provide consistently attractive current yields or that are trading at competitive market prices. A portion of the fund's assets may be allocated to "discount" bonds, which are bonds that sell at a price below their face value, or to "premium" bonds, which are bonds that sell at a price above their face value. The fund's allocation either to discount bonds or to premium bonds will change along with our changing views of the current interest-rate and market environment. We may also look to select bonds that are most likely to obtain attractive prices when sold.

What other factors influenced the fund's performance?

When the reporting period began in the spring of 2004, fixed-income markets were in the midst of a bout of heightened volatility as investors responded to reports of strengthening labor markets and rising commodity prices. In late June 2004, these factors prompted the Federal Reserve Board (the "Fed") to implement its first increase of short-term interest rates in approximately four years. That initial rate hike was followed by six more over the course of the reporting period, driving the overnight federal funds rate from 1% to 2.75% by the end of April 2005.

Partly because the Fed was unusually clear regarding its intention to move in "measured" increments away from its previously accommodative monetary policy, prices of longer-term bonds remained surprisingly stable even as short- and intermediate-term bond prices declined. In the closing months of the reporting period, however, renewed inflationary pressures appeared, causing investors to worry that the Fed might tighten monetary policy more than they previously expected. As a result, heightened volatility returned to the fixed-income markets.

The fund's performance was positively influenced by higher tax revenues for most states in the recovering economy, which relieved many of the fiscal pressures they had experienced during the downturn. Although improved fiscal conditions reduced the need to finance budget deficits, the supply of newly issued securities rose as issuers took advantage of low borrowing rates to refund their seasoned, higher-coupon debt.

In this market environment, we sought to position the fund to withstand the potentially eroding effects of rising interest rates. Our risk management strategies during the reporting period included broader diversification across the full maturity spectrum. However, we tended to emphasize securities in the 25- to 30-year maturity range over those in the one- to 10-year range, which enabled the fund to benefit as yield differences between the two ranges narrowed. When making new purchases, we typically focused on callable, premium-priced insured bonds, which historically have held up relatively well during market downturns.

What is the fund's current strategy?

Just days after the end of the reporting period, the Fed raised short-term interest rates for the eighth consecutive time, driving the federal funds rate to 3%. In addition, most analysts currently expect further rate hikes in the months ahead. Accordingly, we have continued to maintain our generally cautious investment strategies, including an emphasis on callable, premium-priced insured bonds.

May 16, 2005

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Income may be subject to state and local taxes, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are fully taxable. Return figure provided reflects the absorption of fund expenses by The Dreyfus Corporation pursuant to an undertaking in effect until November 30, 2004, at which time it was terminated. Had these expenses not been absorbed, the fund's return would have been lower.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers Municipal Bond Index is a widely accepted, unmanaged total return performance benchmark for the long-term, investment-grade, tax-exempt bond market. However, the bonds in the index generally are not insured. Index returns do not reflect the fees and expenses associated with operating a mutual fund.*

[3] *Source: Lipper Inc.*

[4] *Portfolio insurance extends to the repayment of principal and payment of interest in the event of default. It does not extend to the market value of the portfolio securities or the value of the fund's shares.*

FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Insured Municipal Bond Fund, Inc. and the Lehman Brothers Municipal Bond Index

Average Annual Total Returns *as of 4/30/05*

	1 Year	5 Years	10 Years
Fund	**6.81%**	**6.12%**	**5.37%**

† Source: Lipper Inc.
Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. The above graph compares a $10,000 investment made in Dreyfus Insured Municipal Bond Fund, Inc. on 4/30/95 to a $10,000 investment made in the Lehman Brothers Municipal Bond Index (the "Index") on that date. All dividends and capital gain distributions are reinvested.
The fund invests primarily in municipal securities which are insured as to the timely payment of principal and interest by recognized issuers of municipal securities. The fund's performance shown in the line graph takes into account all applicable fees and expenses. The Index, unlike the fund, is an unmanaged total return performance benchmark for the long-term, investment-grade tax-exempt bond market, calculated by using municipal bonds selected to be representative of the municipal market overall; however, the bonds in the Index are generally not insured. The Index also does not take into account charges, fees and other expenses. All of these factors can contribute to the Index potentially outperforming or underperforming the fund. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report. Neither fund shares nor the market value of its portfolio securities are insured.

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Insured Municipal Bond Fund, Inc. from November 1, 2004 to April 30, 2005. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended April 30, 2005

Expenses paid per $1,000†	$ 4.25
Ending value (after expenses)	$1,014.80

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended April 30, 2005

Expenses paid per $1,000†	$ 4.26
Ending value (after expenses)	$1,020.58

† *Expenses are equal to the fund's annualized expense ratio of .85%, multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

April 30, 2005

Long-Term Municipal Investments—99.1%	Principal Amount ($)	Value ($)
Alabama—4.0%		
Auburn University, General Fee Revenue 5.75%, 6/1/2017 (Insured; MBIA)	1,000,000	1,122,270
Jefferson County, Capital Improvement and Warrants 5%, 4/1/2009 (Insured; MBIA)	4,000,000	4,290,040
Alaska—3.8%		
Alaska International Airports System, Revenue 5.75%, 10/1/2020 (Insured; AMBAC)	4,500,000	5,053,455
California—4.2%		
California Infrastructure and Economic Development Bank, Revenue (Workers Compensation Relief) 5.25%, 10/1/2014 (Insured; AMBAC)	1,875,000	2,097,994
Metropolitan Water District of Southern California, Waterworks Revenue 5%, 10/1/2029 (Insured; MBIA)	1,000,000	1,055,710
San Diego Unified School District Zero Coupon, 7/1/2015 (Insured; FGIC)	3,690,000	2,410,493
Colorado—.9%		
Douglas County School District, Number 1 Reorganized, Douglas and Elbert Counties (Colorado School District Enhance Program) 5.75%, 12/15/2017 (Insured; FGIC)	1,000,000	1,155,520
Connecticut—1.6%		
Connecticut Special Tax Obligation, Revenue (Transportation Infrastructure Purpose) 5%, 1/1/2023 (Insured; FGIC)	2,000,000	2,133,900
Delaware—5.5%		
Delaware Economic Development Authority, Water Revenue (United Water Delaware Inc. Project) 6.20%, 6/1/2025 (Insured; AMBAC)	5,000,000	5,113,350
Delaware River and Bay Authority, Revenue 5.25%, 1/1/2016 (Insured; MBIA) (Prerefunded 1/1/2013)	2,015,000 [a]	2,262,623
Florida—2.1%		
Tampa Bay Water, Utility System Improvement Revenue 5.25%, 10/1/2019 (Insured; FGIC)	2,575,000	2,818,930
Idaho—1.6%		
Boise State University, Revenue 5.375%, 4/1/2022 (Insured; FGIC)	2,000,000	2,181,200

8

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Illinois—2.8%		
Chicago, Project		
5.50%, 1/1/2040 (Insured; FGIC)	1,000,000	1,089,680
Chicago O'Hare International Airport, Revenue		
(General Airport Third Lien)		
5.25%, 1/1/2027 (Insured; MBIA)	2,500,000	2,632,325
Indiana—2.8%		
Indiana Educational Facilities Authority,		
Educational Facilities Revenue		
(Butler University Project)		
5.50%, 2/1/2026 (Insured; MBIA)	3,500,000	3,795,365
Iowa—1.1%		
Des Moines, Sewer Revenue		
5%, 6/1/2017 (Insured; FSA)	1,390,000	1,506,023
Massachusetts—1.9%		
Massachusetts Housing Finance Agency,		
Housing Revenue (Rental-Mortgage)		
6.50%, 7/1/2025 (Insured; AMBAC)	905,000	925,091
Massachusetts Water Resources Authority,		
General Revenue		
5%, 8/1/2028 (Insured; MBIA)	1,500,000	1,601,040
Minnesota—2.5%		
Southern Minnesota Municipal Power Agency,		
Power Supply System Revenue		
5%, 1/1/2012 (Insured; MBIA)	3,000,000	3,287,070
Missouri—5.7%		
Metropolitan Saint Louis Sewer District,		
Wastewater System Revenue		
5%, 5/1/2034 (Insured; MBIA)	1,500,000	1,574,850
The City of Saint Louis, Airport Revenue		
(Airport Development Program):		
5%, 7/1/2011 (Insured; MBIA)	3,000,000	3,238,200
5.625%, 7/1/2019 (Insured; MBIA)	2,500,000	2,780,000
New Jersey—7.6%		
New Jersey Economic Development Authority, PCR		
(Public Service Electric and Gas Co.)		
6.40%, 5/1/2032 (Insured; MBIA)	7,100,000	7,313,710
New Jersey Turnpike Authority, Turnpike Revenue		
5%, 1/1/2035 (Insured; AMBAC)	1,500,000	1,555,695
Rutgers, The State University, GO		
5%, 5/1/2031 (Insured; FGIC)	1,245,000	1,308,084

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
New York–9.9%		
Metropolitan Transportation Authority:		
(State Service Contract)		
5.50%, 1/1/2020 (Insured; MBIA)	2,000,000	2,211,580
Transportation Revenue		
5.50%, 11/15/2019 (Insured; AMBAC)	5,000,000	5,613,900
New York 5.25%, 8/15/2015 (Insured; FSA)	2,000,000	2,227,340
New York City Municipal Water Finance Authority,		
Water and Sewer System Revenue:		
5%, 6/15/2028 (Insured; MBIA)	1,000,000	1,059,040
5%, 6/15/2039 (Insured; AMBAC)	1,000,000	1,047,640
Sales Tax Asset Receivable Corp.,		
Sales Tax Asset Revenue		
5%, 10/15/2032 (Insured; AMBAC)	1,000,000	1,057,510
North Carolina–.8%		
Catawba County, COP		
(Catawba County Public School and		
Community College Facilities Project)		
5.25%, 6/1/2016 (Insured; MBIA)	1,000,000	1,104,050
North Dakota–2.6%		
Mercer County, PCR		
(Montana-Dakota Utilities Co. Project)		
6.65%, 6/1/2022 (Insured; FGIC)	3,500,000	3,508,050
Ohio–2.6%		
Cleveland State University, General Receipts		
5%, 6/1/2034 (Insured; FGIC)	1,150,000	1,206,902
Ohio Turnpike Commission, Turnpike Revenue		
5.50%, 2/15/2017 (Insured; FGIC)	1,995,000	2,307,656
Oregon–1.2%		
Oregon, Department of Administrative Services,		
Lottery Revenue 5%, 4/1/2012 (Insured; FSA)	1,500,000	1,652,715
Pennsylvania–1.3%		
Perkiomen Valley School District, GO		
5.25%, 3/1/2028 (Insured; FSA)	1,550,000	1,670,234
South Carolina–2.1%		
Spartanburg Sanitary Sewer District,		
Sewer System Revenue		
5.25%, 3/1/2030 (Insured; MBIA)	1,000,000	1,075,890

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
South Carolina (continued)		
University of South Carolina, Athletic Facilities Revenue 5.50%, 5/1/2022 (Insured; AMBAC)	1,575,000	1,734,264
Texas—7.0%		
Brownsville Housing Finance Corp., SFMR (Mortgage-Multiple Originators and Services) 9.625%, 12/1/2011 (Insured; FGIC)	95,000	95,074
City of San Antonio, Water System Revenue:		
5.50%, 5/15/2019 (Insured; FSA)	1,000,000	1,109,730
5.50%, 5/15/2020 (Insured; FSA)	2,500,000	2,745,875
Houston Area Water Corp., City of Houston Contract Revenue (Northeast Water Purification Plant Project) 5.25%, 3/1/2023 (Insured; FGIC)	2,470,000	2,656,065
Texas Turnpike Authority (Central Texas Turnpike System) Revenue 5.50%, 8/15/2039 (Insured; AMBAC)	2,500,000	2,753,325
Utah—2.3%		
State Board of Regents of the State of Utah:		
University of Utah, HR 5.50%, 8/1/2015 (Insured; MBIA)	1,000,000	1,100,340
Utah State University, Student Fee and Housing System Revenue 5%, 4/1/2029 (Insured; MBIA)	1,850,000	1,938,356
Virginia—10.4%		
Danville Industrial Development Authority, HR (Danville Regional Medical Center) 5.25%, 10/1/2028 (Insured; AMBAC)	1,500,000	1,693,455
Greater Richmond Convention Center Authority, Hotel Tax Revenue:		
5%, 6/15/2016 (Insured; MBIA)	2,000,000	2,188,140
5%, 6/15/2030 (Insured; MBIA)	1,000,000	1,053,070
Richmond, GO Public Improvement 5.50%, 7/15/2011 (Insured; FSA)	1,225,000	1,381,910
Upper Occoquan Sewer Authority, Regional Sewer Revenue 5.15%, 7/1/2020 (Insured; MBIA)	5,210,000	5,876,724
Virginia University Revenue (General Pledge) 5%, 5/1/2014 (Insured; AMBAC)	1,615,000	1,774,820

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
West Virginia—9.5%		
West Virginia:		
6.50%, 11/1/2026 (Insured; FGIC)	2,600,000	3,263,286
Zero Coupon, 11/1/2026 (Insured; FGIC)	5,450,000	1,932,352
West Virginia Building Commission, LR (West Virginia Regional Jail)		
5.375%, 7/1/2021 (Insured; AMBAC)	2,505,000	2,858,957
West Virginia Higher Education Policy Commission, Revenue (Higher Education Facilities)		
5%, 4/1/2029 (Insured; FGIC)	2,000,000	2,100,040
West Virginia Water Development Authority, Water Development Revenue (Loan Program II):		
5.25%, 11/1/2023 (Insured; AMBAC)	1,000,000	1,101,680
5%, 11/1/2029 (Insured; AMBAC)	1,400,000	1,470,224
U.S. Related—1.3%		
Puerto Rico Highway and Transportation Authority, Transportation Revenue		
5.50%, 7/1/2012 (Insured; FGIC)	1,500,000	1,710,705
Total Investments (cost $125,819,013)	**99.1%**	**132,583,517**
Cash and Receivables (Net)	**.9%**	**1,188,208**
Net Assets	**100.0%**	**133,771,725**

Summary of Abbreviations

AMBAC	American Municipal Bond Assurance Corporation	**HR**	Hospital Revenue
		LR	Lease Revenue
COP	Certificate of Participation	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
FGIC	Financial Guaranty Insurance Company		
FSA	Financial Security Assurance	**PCR**	Pollution Control Revenue
GO	General Obligation	**SFMR**	Single Family Mortgage Revenue

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)†
AAA		Aaa		AAA	**100.0**

†   *Based on total investments.*

ᵃ   *Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

ᵇ   *At April 30, 2005, 26.8% of the fund's net assets are insured by AMBAC and 39.3% are insured by MBIA.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

April 30, 2005

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	125,819,013	132,583,517
Cash		429,065
Interest receivable		1,939,700
Receivable for shares of Common Stock subscribed		32
Prepaid expenses		16,829
		134,969,143
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		90,547
Payable for investment securities purchased		1,043,672
Payable for shares of Common Stock redeemed		7,269
Accrued expenses		55,930
		1,197,418
Net Assets ($)		**133,771,725**
Composition of Net Assets ($):		
Paid-in capital		127,283,258
Accumulated undistributed investment income–net		13,502
Accumulated net realized gain (loss) on investments		(289,539)
Accumulated net unrealized appreciation (depreciation) on investments		6,764,504
Net Assets ($)		**133,771,725**
Shares Outstanding		
(300 million shares of $.001 par value Common Stock authorized)		7,437,955
Net Asset Value, offering and redemption price per share–Note 3(d) ($)		**17.99**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended April 30, 2005

Investment Income ($):	
Interest Income	**6,301,493**
Expenses:	
Management fee–Note 3(a)	821,808
Service plan and prospectus fees–Note 3(b)	209,739
Shareholder servicing costs–Note 3(b)	83,115
Professional fees	51,818
Registration fees	23,022
Custodian fees	18,483
Directors' fees and expenses–Note 3(c)	12,176
Shareholders' reports	11,126
Loan commitment fees–Note 2	1,136
Miscellaneous	14,726
Total Expenses	**1,247,149**
Less–reduction in management fee due to undertaking–Note 3(a)	(114,834)
Less–reduction in custody fees due to earnings credits–Note 1(b)	(3,152)
Net Expenses	**1,129,163**
Investment Income–Net	**5,172,330**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	(289,539)
Net unrealized appreciation (depreciation) on investments	4,184,896
Net Realized and Unrealized Gain (Loss) on Investments	**3,895,357**
Net Increase in Net Assets Resulting from Operations	**9,067,687**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended April 30,	
	2005	2004
Operations ($):		
Investment income–net	5,172,330	5,977,206
Net realized gain (loss) on investments	(289,539)	1,603,801
Net unrealized appreciation (depreciation) on investments	4,184,896	(6,755,144)
Net Increase (Decrease) in Net Assets Resulting from Operations	**9,067,687**	**825,863**
Dividends to Shareholders from ($):		
Investment income–net	(5,132,469)	(5,936,744)
Net realized gain on investments	(1,607,010)	(310,028)
Total Dividends	**(6,739,479)**	**(6,246,772)**
Capital Stock Transactions ($):		
Net proceeds from shares sold	5,310,232	51,300,966
Dividends reinvested	4,728,579	4,300,749
Cost of shares redeemed	(18,147,637)	(67,878,910)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(8,108,826)**	**(12,277,195)**
Total Increase (Decrease) in Net Assets	**(5,780,618)**	**(17,698,104)**
Net Assets ($):		
Beginning of Period	139,552,343	157,250,447
End of Period	**133,771,725**	**139,552,343**
Undistributed investment income–net	13,502	–
Capital Share Transactions (Shares):		
Shares sold	295,100	2,826,877
Shares issued for dividends reinvested	263,313	237,422
Shares redeemed	(1,014,763)	(3,738,008)
Net Increase (Decrease) in Shares Outstanding	**(456,350)**	**(673,709)**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended April 30,				
	2005	2004	2003	2002[a]	2001
Per Share Data ($):					
Net asset value, beginning of period	17.68	18.35	17.84	17.64	16.93
Investment Operations:					
Investment income—net	.68[b]	.73[b]	.80[b]	.81[b]	.86
Net realized and unrealized gain (loss) on investments	.51	(.63)	.59	.25	.71
Total from Investment Operations	1.19	.10	1.39	1.06	1.57
Distributions:					
Dividends from investment income—net	(.67)	(.73)	(.79)	(.80)	(.86)
Dividends from net realized gain on investments	(.21)	(.04)	(.09)	(.06)	–
Total Distributions	(.88)	(.77)	(.88)	(.86)	(.86)
Net asset value, end of period	17.99	17.68	18.35	17.84	17.64
Total Return (%)	6.81	.51	7.98	6.08	9.45
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.91	.94	.95	.95	.95
Ratio of net expenses to average net assets	.82	.85	.85	.85	.85
Ratio of net investment income to average net assets	3.78	4.03	4.39	4.50	4.91
Portfolio Turnover Rate	42.49	74.22	45.87	58.16	6.97
Net Assets, end of period ($ x 1,000)	133,772	139,552	157,250	151,816	154,332

[a] *As required, effective May 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on a scientific basis for debt securities. The effect of this change for the period ended April 30, 2002 was to increase net investment income per share by $.01, decrease net realized and unrealized gain (loss) on investments per share by $.01 and increase the ratio of net investment income to average net assets from 4.46% to 4.50%. Per share data and ratios/supplemental data for periods prior to May 1, 2001, have not been restated to reflect this change in presentation.*

[b] *Based on average shares outstanding at each month end.*

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Insured Municipal Bond Fund, Inc. (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a diversified open-end management investment company. The fund's investment objective is to provide investors with as high a level of current income exempt from federal income tax as is consistent with the preservation of capital. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued each business day by an independent pricing service (the "Service") approved by the Board of Directors. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Options and financial futures on municipal and U.S. Treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, if any, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

At April 30, 2005, the components of accumulated earnings on a tax basis were as follows: undistributed tax exempt income $22,374, accumulated capital losses $289,539 and unrealized appreciation $6,895,382.

The accumulated capital loss carryover is available to be applied against future net securities profits, if any, realized subsequent to April 30, 2005. If not applied, the carryover expires in fiscal 2013.

The tax character of distributions paid to shareholders during the fiscal periods ended April 30, 2005 and April 30, 2004 were as follows: tax exempt income $5,132,469 and $5,936,744, ordinary income $384,076 and $265,849 and long-term capital gains $1,222,934 and $44,179, respectively.

During the period ended April 30, 2005, as a result of permanent book to tax differences, primarily due to the tax treatment for amortization adjustments, the fund decreased accumulated undistributed investment income-net by $26,359, increased accumulated net realized gain (loss) on investments by $1,266 and increased paid-in capital by $25,093. Net assets were not affected by this reclassification.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings. During the period ended April 30, 2005, the fund did not borrow under the Facility.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .60 of 1% of the value of the fund's average daily net assets and is payable monthly. The Agreement provides that if in any full year the aggregate expenses of the fund, exclusive of taxes, brokerage fees, commitment fees, interest on borrowings and extraordinary expenses, exceed 1½% of the value of the fund's average net assets, the fund may deduct from the payments to be made to the Manager, or the Manager will bear such excess. The Manager had undertaken from May 1, 2004 through November 30, 2004 to reduce the management fee paid by the fund, to the extent that the fund's aggregate annual expenses (exclusive of certain expenses as described above) exceed an annual rate of .80 of 1% of the value of the fund's average daily net assets. The reduction in management fee, pursuant to the undertaking, amounted to $114,834 during the period ended April 30, 2005.

(b) Effective November 1, 2004, under the Service Plan (the "Service Plan") adopted pursuant to Rule 12b-1 under the Act, the fund reimburses the Distributor for distributing the fund's shares, servicing shareholder accounts ("Servicing") and for advertising and marketing relating to the fund. The Service Plan provides for payments to be made at an aggregate annual rate of up to .20 of 1% of the value of the fund's average daily net assets. Prior to November 1, 2004, under the prior Service Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, the fund paid the Distributor in respect of payments made to certain Service Agents (a securities dealer, financial institution or other industry professional) for distributing the fund's shares, servicing shareholder accounts and for advertising and marketing relating to the fund. The Plan provided for payments to be made at an aggregate annual rate of .20 of 1% of the value of the fund's average daily net assets. The Distributor could pay one or more Service Agents a fee in respect of fund shares owned by shareholders with whom the Service Agent was the dealer or holder of record. The Distributor determined the amounts, if any, to be paid to Service Agents under the Plan and the basis on which such payments were made. The fees payable under the Plan were payable without regard to actual expenses incurred. Both the Service Plan and Plan separately provided for the fund to bear the costs of preparing, printing and distributing certain of the fund's prospectuses and statements of additional information and costs associated with implementing and operating the Service Plan and Plan, not to exceed the greater of $100,000 or .005 of 1% of the value of the fund's average daily net assets for any full fiscal year. During the period ended April 30, 2005, the fund was charged $69,137 and $140,602 pursuant to the Service Plan and Plan, respectively.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended April 30, 2005, the fund was charged $54,350 pursuant to the transfer agency agreement.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $65,723, Rule 12b-1 distribution plan fees $15,624 and transfer agency per account fees $9,200.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(d) A .10% redemption fee is charged and retained by the fund on certain shares redeemed within thirty days following the date of issuance, subject to exceptions, including redemptions made through the use of fund's exchange privilege. During the period ended April 30, 2005, redemption fees charged and retained by the fund amounted to $68.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended April 30, 2005, amounted to $56,991,799 and $62,758,901, respectively.

At April 30, 2005, the cost of investments for federal income tax purposes was $125,688,135; accordingly, accumulated net unrealized appreciation on investments was $6,895,382, consisting of $6,945,160 gross unrealized appreciation and $49,778 gross unrealized depreciation.

NOTE 5—Legal Matters:

In early 2004, two purported class and derivative actions were filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC, and certain directors of the Dreyfus Funds and the Dreyfus Founders Funds (together, the "Funds") in the United States District Court for the Western District of Pennsylvania. In September 2004, plaintiffs served a Consolidated Amended Complaint (the "Amended Complaint") on behalf of a purported class of all persons who acquired interests in any of the Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Funds. The Amended Complaint in the newly styled In re Dreyfus Mutual Funds Fee Litigation also named the Distributor, Premier Mutual Fund Services, Inc. and two additional Fund directors as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is

sought against the Funds. Dreyfus believes the allegations to be totally without merit and intends to defend the action vigorously. Defendants filed motions to dismiss the Amended Complaint on November 12, 2004, and those motions are pending.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Dreyfus' ability to perform its contract with the Funds.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors
Dreyfus Insured Municipal Bond Fund, Inc.

We have audited the accompanying statement of assets and liabilities of Dreyfus Insured Municipal Bond Fund, Inc., including the statement of investments, as of April 30, 2005, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of April 30, 2005 by correspondence with the custodian and others. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Insured Municipal Bond Fund, Inc. at April 30, 2005, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

New York, New York
June 3, 2005

In accordance with federal tax law, the fund hereby makes the following designations regarding its fiscal year ended April 30, 2005:

—all the dividends paid from investment income-net are "exempt-interest dividends" (not generally subject to regular federal income tax), and

—the fund hereby designates $.1608 per share as a long-term capital gain distribution of the $.2113 per share paid on December 9, 2004.

As required by federal tax law rules, shareholders will receive notification of their portion of the fund's taxable ordinary dividends (if any) and capital gain distributions (if any) paid for the 2005 calendar year on Form 1099-DIV which will be mailed by January 31, 2006.

INFORMATION ABOUT THE REVIEW AND APPROVAL OF THE FUND'S MANAGEMENT AGREEMENT (Unaudited)

At a meeting of the Board of Directors held on October 25, 2004, the Board considered the re-approval for another one year term of the fund's Management Agreement, pursuant to which the Manager provides the fund with investment advisory and administrative services. The Board members who are not "interested persons" (as defined in the Act (the "Independent Directors")) of the fund were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

Analysis of Nature, Quality and Extent of Services Provided to the Fund. The Board members received a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus complex, and discussed the nature, quality and extent of the services provided to the fund pursuant to its Management Agreement. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Manager's representatives noted the diversity of distribution of the fund as well as among the funds in the Dreyfus complex, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each of the fund's distribution channels. The Board also reviewed the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered the Manager's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting and compliance infrastructure.

Comparative Analysis of the Fund's Performance, Management Fee and Expense Ratio. The Board members reviewed the fund's performance, management fee and expense ratios and placed significant emphasis on comparisons to a group of comparable funds and Lipper averages. The Board reviewed the fund's performance, management fee, and total

expense ratio within this comparison group and against the fund's Lipper category average, and discussed the results of the comparisons. The group of comparable funds was previously approved by the Board for this purpose, and was prepared using a Board-approved selection methodology that was based, in part, on selecting non-affiliated funds reported in the same Lipper category as the fund. The Board members noted that the fund's income performance was below the fund's comparison group average but higher than the fund's Lipper category average. The Board also noted the fund's significantly improved one-year total return performance, which was higher than the fund's comparison group and Lipper category averages. The Board noted that while the fund's longer-term total return performance generally was below the fund's comparison group and Lipper averages, the fund had narrowed the gap between its long-term total return performance record and that of the better performing funds in its comparison group. The Board members also discussed the fund's management fee and expense ratio, noting that the fund's expense ratio was near the comparison group average and lower than the Lipper category average. They reviewed the range of management fees in the comparison group, and noted the Manager's voluntary imposition of an expense ratio cap over the fund's long-term history, as well as an additional expense reduction for a recent short-term time period that was not fully reflected in the fund's reported expense ratio because it had not been in effect for the full fiscal year of the fund. Although these waivers were subsequently terminated on December 1, 2004, they were terminated in conjunction with the Board's adoption of an amended Rule 12b-1 Plan for the fund which changed the plan to a "reimbursement type" plan and which was designed to maintain the fund's total expense ratio at historical levels.

There were no other mutual funds with similar investment objectives, policies and strategies as the fund that were managed by the Manager or its affiliates. Representatives of the Manager also reviewed with the Board members the fees paid to the Manager or its affiliates by separate accounts, which were "wrap fee" accounts, with similar investment objectives, policies and strategies as the fund ("Separate Accounts"), except that they were not "insured" portfolios like the fund. They explained the nature of each Separate Account and the differences, from the Manager's perspective, in management of such Separate Accounts as compared to management of the fund. The Manager's representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed differences in fees paid to the Manager and discussed the relationship of the fees paid in light of the Manager's performance and the services provided. The Separate Accounts had advisory fees that were both higher and lower than the fund's management fee. The Board members considered the relevance of the fee information provided for the Separate Accounts managed by the Manager to evaluate the appropriateness and reasonableness of the fund's management fee. The Board acknowledged that differences in fees paid by the Separate Accounts seemed to be consistent with the services provided.

Analysis of Profitability and Economies of Scale. The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board members evaluated the analysis in light of the relevant circumstances for the fund, including the recent decline in assets and the extent to which economies of scale would be realized as the fund grows and whether fee levels reflect these economies of scale for the benefit of fund investors. The Board members also considered potential benefits to the Manager from acting as investment adviser and noted that there were no soft dollar arrangements with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fee under the Management Agreement bears a reasonable relationship to the mix of services provided by the Manager, including the nature, quality and extent of such services and that a discussion of economies of scale are predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that the Manager may have realized any economies of scale would be less. It also was noted that the profitability percentage for managing the fund was within ranges determined by appropriate court cases to be reasonable given the fund's overall performance and generally superior service levels rendered.

At the conclusion of these discussions, each of the Independent Directors expressed the opinion that he or she had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on their discussions and considerations as described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, quality and extent of the services provided by the Manager are adequate and appropriate.

- The Board was satisfied with the fund's overall performance, noting in particular the improvement in the fund's short-term results.

- The Board concluded that the fund's fee paid to the Manager was reasonable in light of comparative performance and expense and advisory fee information, costs of the services provided and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the fund.

- The Board recognized that economies of scale may be realized as the fund's assets increase and determined that, to the extent that material economies of scale had not been shared with the fund, the Board would seek to do so.

The Board members considered these conclusions and determinations, along with the information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Management Agreement was in the best interests of the fund and its shareholders.

Joseph S. DiMartino (61)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
- Corporate Director and Trustee

Other Board Memberships and Affiliations:
- The Muscular Dystrophy Association, Director
- Levcor International, Inc., an apparel fabric processor, Director
- Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
- The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
- Azimuth Trust, an institutional asset management firm, Member of Board of Managers and Advisory Board

No. of Portfolios for which Board Member Serves: 193

David W. Burke (69)
Board Member (1985)

Principal Occupation During Past 5 Years:
- Corporate Director and Trustee.

Other Board Memberships and Affiliations:
- John F. Kennedy Library Foundation, Director
- U.S.S. Constitution Museum, Director

No. of Portfolios for which Board Member Serves: 84

William Hodding Carter III (70)
Board Member (1988)

Principal Occupation During Past 5 Years:
- President and Chief Executive Officer of the John S. and James L. Knight Foundation (1998-present)

Other Board Memberships and Affiliations:
- Independent Sector, Director
- The Century Foundation, Director
- The Enterprise Corporation of the Delta, Director
- Foundation of the Mid-South, Director

No. of Portfolios for which Board Member Serves: 11

Ehud Houminer (64)
Board Member (1994)

Principal Occupation During Past 5 Years:
- Executive-in-Residence at the Columbia Business School, Columbia University
- Principal of Lear, Yavitz and Associates, a management consulting firm (1996 to 2001)

Other Board Memberships and Affiliations:
- Avnet Inc., an electronics distributor, Director
- International Advisory Board to the MBA Program School of Management, Ben Gurion University, Chairman
- Explore Charter School, Brooklyn, NY, Chairman

No. of Portfolios for which Board Member Serves: 36

Richard C. Leone (65)
Board Member (1985)

Principal Occupation During Past 5 Years:
• President of The Century Foundation (formerly, The Twentieth Century Fund, Inc.), a tax exempt research foundation engaged in the study of economic, foreign policy and domestic issues

No. of Portfolios for which Board Member Serves: 11

————————

Hans C. Mautner (67)
Board Member (1985)

Principal Occupation During Past 5 Years:
• President—International Division and an Advisory Director of Simon Property Group, a real estate investment company (1998-present)
• Director and Vice Chairman of Simon Property Group (1998-2003)
• Chairman and Chief Executive Officer of Simon Global Limited (1999-present)

Other Board Memberships and Affiliations:
• Capital and Regional PLC, a British co-investing real estate asset manager, Director
• Member - Board of Managers of:
  Mezzacappa Long/Short Fund LLC
  Mezzacappa Multi-Strategy Fund LLC
  Mezzacappa Multi-Strategy Plus Fund LLC

No. of Portfolios for which Board Member Serves: 11

————————

Robin A. Melvin (41)
Board Member (1995)

Principal Occupation During Past 5 Years:
• Senior Vice President of Mentor/National Mentoring Partnership, a national non-profit organization that is leading the movement to connect America's young people with caring adult mentors

No. of Portfolios for which Board Member Serves: 11

————————

John E. Zuccotti (67)
Board Member (1985)

Principal Occupation During Past 5 Years:
• Chairman of Brookfield Financial Properties, Inc.

No. of Portfolios for which Board Member Serves: 11

————————

Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 90 investment companies (comprised of 184 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 59 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a director of the Manager, and an officer of 90 investment companies (comprised of 184 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 51 years old and has been an employee of the Manager since January 2000.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 59 years old and has been an employee of the Manager since June 1977.

JOHN B. HAMMALIAN, Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 36 investment companies (comprised of 45 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since February 1991.

STEVEN F. NEWMAN, Assistant Secretary since March 2000.

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 55 years old and has been an employee of the Manager since July 1980.

MICHAEL A. ROSENBERG, Assistant Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 88 investment companies (comprised of 193 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since October 1991.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since April 1985.

GREGORY S. GRUBER, Assistant Treasurer since March 2000.

Senior Accounting Manager – Municipal Bond Funds of the Manager, and an officer of 24 investment companies (comprised of 55 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since August 1981.

KENNETH J. SANDGREN, Assistant Treasurer since November 2001.

Mutual Funds Tax Director of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 50 years old and has been an employee of the Manager since June 1993.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (91 investment companies, comprising 200 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 47 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 88 investment companies (comprised of 197 portfolios) managed by the Manager. He is 34 years old and has been an employee of the Distributor since October 1998.

NOTES

For More Information

**Dreyfus
Insured Municipal
Bond Fund, Inc.**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2004, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



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